UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rub Music Enterprises, Inc.

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(Name of Issuer)

COMMON STOCK, $.001 par value per share
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(Title of Class of Securities)

781083100
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(CUSIP Number)

Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781083100            SCHEDULE 13D
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1.  NAME OF REPORTING PERSON
Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-0654530

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [x]
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3.  SEC USE ONLY
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4.   SOURCE OF FUNDS*
See Item 3
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
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7.  SOLE VOTING POWER
-0-
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8.  SHARED VOTING POWER
            9,602,783**
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9.  SOLE DISPOSITIVE POWER
 -0-
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10.  SHARED DISPOSITIVE POWER
9,602,783**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,602,783**
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                             [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.9%**
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14.  TYPE OF REPORTING PERSON
OO ( Limited Liability Company)
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** See Item 5

CUSIP NO. 781083100            SCHEDULE 13D
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1.  NAME OF REPORTING PERSON
Kevin A. Richardson, II

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [x]
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3.  SEC USE ONLY
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4.	SOURCE OF FUNDS*
See Item 3
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
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7.  SOLE VOTING POWER
-0-
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8.  SHARED VOTING POWER
           9,602,783**
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9.  SOLE DISPOSITIVE POWER
 -0-
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10.  SHARED DISPOSITIVE POWER
9,602,783**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,602,783**
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                       [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.9%**
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14.  TYPE OF REPORTING PERSON
IN
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** See Item 5

CUSIP NO. 781083100           SCHEDULE 13D

Item 1.  Security and Issuer
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This Schedule 13D relates to shares of Common Stock, $.001 par value per share (the “Common Stock") of Rub Music Enterprises, Inc. a Nevada corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 11680 Great Oaks Way, Suite 350, Alpharetta, GA  30022.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Prides Capital Partners, L.L.C., a Delaware limited liability company, and Kevin A. Richardson, II.

Prides Capital Partners, L.L.C. is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services. The principal business office address of Prides Capital Partners, L.L.C. is 200 High Street, Suite 700, Boston, MA 02110. Kevin A. Richardson II, is a partner at Prides Capital Partners LLC headquartered at 200 High Street, Suite 700, Boston, MA 02110, and is a citizen of the USA.

Item 3.  Source and Amount of Funds or Other Consideration
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The source of funds for the purchases of securities was the working capital of the limited partnership for which Prides Capital Partners, L.L.C. serves as the sole general partner.

Item 4. Purpose of Transaction
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On September 25, 2009, Rub Music Enterprises, Inc., a Nevada corporation (the “Company”), and RME Delaware Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with SANUWAVE, Inc., a Delaware corporation (“SANUWAVE”). Pursuant to the Merger Agreement, the Merger Sub merged with and into SANUWAVE, with SANUWAVE as the surviving entity (the “Reverse Merger”). In connection with the Reverse Merger, the Company acquired 100% of the outstanding capital stock of SANUWAVE and the stockholders of SANUWAVE received 11,009,657 shares of the Company’s common stock, warrants to purchase up to 1,106,627 shares of the Company’s common stock, at $4.00 per share, and warrants to purchase up

CUSIP NO. 783083100           SCHEDULE 13D

to an additional 1,106,627 shares of the Company’s common stock, at $8.00 per share.   Please see the Company’s 8-K filing on September 30, 2009 for further details.

In connection with the reverse merger, the Reporting Persons received 387, 863 Class A Warrants, and 387,863 Class B Warrants.  Reference is made to Exhibits A and B.  The Reporting Persons also received an Amended Senior Note from the Company.  The Note may be converted into 1,069,802 shares of Common Stock.  Reference is made to Exhibit C.The Reporting Persons and the Company also entered into a lock-up agreement, dated as of September 25, 2009, reference is made to Exhibit D.

 The purpose of the transaction is as set forth above and for investment.

Except pursuant to the agreements described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer’s 8-K filed on September 30, 2009, there were 12,509,657 shares of Common Stock, issued and outstanding as of September 25, 2009.  Based on such information, after taking into account the transactions described in Item 4 above, the Reporting Persons report beneficial ownership of 7,757,266 shares of Common Stock, 387,863 Class A Warrants, 387,863 Class B Warrants, and 1,069,802 shares of Common Stock upon conversion of the Amended Senior Notes, all representing 66.9% of common stock outstanding, held by Prides Capital Partners, L.L.C.  Voting and investment power with respect to 9,602,783 shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II is  joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that he, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

CUSIP NO. 783083100           SCHEDULE 13D

(c) The Reporting Persons have engaged in the transactions involving shares of Common Stock in the last 60 days described in Item 4 above.

(d) and (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the agreements filed as Exhibit A, B, C, D hereto.

Item 7.  Material to be Filed as Exhibits
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Exhibit A	Form of Class A Warrant Agreement (incorporated herein by reference to Exhibit No. 4.1 to the Company’s Current Report on Form 8-K dated September 30, 2009).

Exhibit B	Form of Class B Warrant Agreement (incorporated herein by reference to Exhibit No. 4.2 to the Company’s Current Report on Form 8-K dated September 30, 2009).

Exhibit C
Form of Amended Senior Note issued by SANUWAVE, Inc. to Prides Capital Fund I, L.P. and NightWatch Capital Partners II, L.P. (incorporated herein by reference to Exhibit No. 4.4 to the Company’s Current Report on Form 8-K dated September 30, 2009).

Exhibit D
Form of Lock-Up Agreement, dated September 2009, by and between certain substantial shareholders of SANUWAVE, Inc. and SANUWAVE, Inc. (incorporated herein by reference to Exhibit No. 10.5 to the Company’s Current Report on Form 8-K dated September 30, 2009).

CUSIP NO. 781083100            SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2009

Prides Capital Partners, L.L.C.

By:           /s/ Murray A. Indick
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Murray A. Indick
Managing Member

 Kevin A. Richardson, II

By:              /s/ Murray A. Indick
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Murray A. Indick
Attorney-in-Fact

 CUSIP NO. 781083100         SCHEDULE 13D

Exhibit A
 JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 5, 2009

Prides Capital Partners, L.L.C.

By:           /s/ Murray A. Indick
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Murray A. Indick
Managing Member

Kevin A. Richardson, II

By:  /s/ Murray A. Indick
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Murray A. Indick
Attorney-in-Fact